Via EDGAR

June 13, 2014

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Westmoreland Coal Company

Form 10-K for Fiscal Year Ended December 31, 2013 Filed February 28, 2014

Form 8-K Filed May 2, 2014

File No. 001-11155

Dear Ms. Jenkins:

This letter is submitted on behalf of Westmoreland Coal Company (the “Company”) in response to the comments of the Staff (the “Staff) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 28, 2014 regarding the Annual Report on Form 10-K filed by the Company for the fiscal year ended December 31, 2013 (the “Form 10-K”) and the Current Report on Form 8-K filed by the Company on May 2, 2014 (the “Form 8-K”). Set forth below are the Staff’s comments and our responses.

Form 10-K for the Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 58

Note 1. Summary of Significant Accounting Policies, page 67

Inventories, page 68

1. We note your disclosure indicates that you include labor, supplies, equipment, operating overhead and other related costs in inventory. Please clarify the types of costs that are included in operating overhead and other related costs and whether you have included depreciation, depletion and amortization (DD&A) in inventory. To the extent that DD&A is not included in your inventory costs, please explain. Please provide expanded disclosure to be included in future filings, including disclosure in your subsidiary financial statements.

Company Response:

The Company included the following specific types of costs in operating overhead and other related costs in its coal inventory as of December 31, 2013 and 2012: supervision, engineering, safety, warehouse/purchasing, buildings and support equipment. The Company has not included DD&A in inventory due to its de minimis impact and the low coal inventories that the Company maintains on hand. The Company calculates that if DD&A had been included in the carrying value of the Company’s inventory as of December 31, 2013 and 2012, it would have represented approximately $0.2 million and $0.4 million of additional inventory cost, respectively. The Company respectfully submits that these amounts are not material to an investor’s understanding of its inventory.

9540 South Maroon Circle, Suite 200, Englewood, CO 80112 • Phone: (303) 922-6463 • Toll Free (855) 922-6463 • www.westmoreland.com

To the extent inventory levels increase and the associated amounts of DD&A costs become material, the Company will include such costs in its calculation of inventory, and will include disclosures stating that DD&A is included in the cost of coal inventories in future filings.

Power Revenues, page 72

2. We note you entered into an agreement with Dominion Virginia Power, a subsidiary of Dominion, to restructure the remaining five years of the ROVA I and ROVA II contracts. We also note you will keep the plants ready to operate and expect to run the plants only during high demand energy periods. Your disclosure on page 17 states the agreement provides for the exclusive sale to Dominion of all of ROVA’s net electrical output and dependable capacity, however you also state you will likely not operate the plants for Dominion at page 43. Please clarify and update your disclosures in future filings to clearly explain the terms of the agreement, including if you will operate the ROVA plants to sell exclusively to Dominion. Please provide draft disclosure to be included in future filings.

Company Response:

The Company acknowledges the request to clearly explain the terms of the current ROVA agreements and the Company’s plans with respect to the ROVA plants and will add disclosure similar to the following in future filings, with updates as appropriate:

“On December 23, 2013, we entered into an agreement with Dominion Virginia Power (“DVP”), a subsidiary of Dominion, to restructure the remaining five years of the ROVA I and ROVA II contracts. Pursuant to the restructured agreement, from January 2014 through March 2019, ROVA will be maintained in operational condition and we anticipate running the plants during high demand energy periods to supply DVP under the contract. During low demand periods, we do not anticipate that the plants will be dispatched and the plants would remain in idle status. We additionally buy power from a power provider at a fixed price, referred to as the fixed-price purchased power. Under the terms of the restructured agreement, we may meet DVP’s power needs with the fixed-price purchased power in the event that doing so becomes more economically attractive than our physically operating the ROVA plants to generate power . Alternatively, we have the option to operate the ROVA plants, sell our produced power to DVP and resell the fixed-price purchased power into the open market.”

Liquidity and Capital Resources, page 73

3. We note the WML credit agreement requires a debt service account and imposes timing and other restrictions on the ability of WML to distribute funds to the Parent. Please expand your disclosure to describe the nature of any restrictions on the ability of WML to transfer funds, as required by Rule 4-08(e)(3)(i) of Regulation S-X. Please provide draft disclosure to be included in future filings. Alternatively, please explain why you believe this disclosure is not applicable.

Company Response:

The Company disclosed on page 52 of the Form 10-K under “Liquidity and Capital Resources —WML Term Debt and Revolving Credit Agreement” that, following the closing of the Sherritt Acquisition, the Company expected to prepay the WML Notes and terminate the WML credit facility. Going forward, this disclosure is no longer applicable as the WML Notes have been prepaid and the WML credit agreement was terminated as of May 28, 2014. Please see the disclosure under Item 1.02 of the Company’s Current Report on Form 8-K filed with the SEC on June 3, 2014. The related debt service account was also terminated and there are currently no timing or other restrictions on the ability of WML to distribute funds to the Parent.

Form 8-K filed May 2, 2014

Exhibit 99.3 Unaudited Pro Forma Condensed Combined Financial Information

4. We note that disclosures at page 56 of the financial statements at exhibit 99.2 indicate that Sherritt will indemnify Westmoreland Coal Company for all costs incurred by the Company associated with the October 31, 2013 incident at the Obed Mountain mine. Please identify where the indemnification asset is captured in the pro forma financial statements or tell us why you believe its inclusion is not necessary. In addition, please quantify amounts accrued in the historical financial statements related to incident at the Obed Mine. Please refer to FASB ASC paragraphs 805-20-25-27 and 28.

Company Response:

The Company did not record the indemnification asset in the pro forma financial statements nor the corresponding liability for the incident at the Obed Mountain Mine since the Company expected the incident to be substantially resolved prior to the completion of the closing of the Sherritt acquisition. The amount of the indemnification asset and the corresponding liability was estimated to be $15.2 million as of December 31, 2013 and $0 as of the closing date of the acquisition.

5. We note your disclosure under caption (b) related to your adjustments to convert IFRS to US GAAP, foreign currency differences and reclassifications. For each adjustment in the column labelled “IFRS to GAAP, Currency Adjustments, and Reclassifications”, please provide separate footnote disclosure that clearly explains what the adjustment represents and how the adjustment was calculated. In this regard, your expanded disclosure should quantify the portion of the adjustment that relates to differences between IFRS and US GAAP, foreign currency differences and reclassifications.

Company Response:

Management of the Company has reviewed and discussed the Staff’s request for the Company to expand its disclosure of the adjustments presented in the pro forma financial statements. In response to the Staff’s comments, the Company has prepared the attached Appendix A, which presents expanded table and footnote disclosure to clarify the Company’s adjustments to convert IFRS to US GAAP, foreign currency differences and reclassifications.

The Company intends to include the information in Appendix A in an amended Current Report on Form 8-K once the Staff has approved this proposed expanded disclosure.

6. We note your disclosure under caption (b) indicates that you have removed intercompany debt of $732 million from the balance sheet and $62 million of related financing fees from the pro forma income statement with an offsetting adjustment to accumulated deficit. Based on disclosures at Note 10 and Note 18 of the acquire financial statements included at Exhibit 99.2, we understand that these intercompany loans must be repaid by Prairie Mines & Royalty Ltd. and Coal Valley Resources Inc. to Sherritt upon closing of the acquisition. Please identify where you have reflected this payment in your pro forma financial statements or tell us why you believe that pro forma adjustment is not required. In addition, please explain why you have included the elimination of the intercompany loans in the column labelled “IFRS to GAAP, Currency Adjustments, and Reclassifications.”

Company Response:

The intercompany loans of $732 million were settled through a series of transactions and equity transfers within Sherritt prior to the Company’s acquisition of the Sherritt coal operations. As a result, the Company did not have any cash flows related to the settlement of the intercompany loans. The Company included the elimination of the intercompany loans in the column labelled “IFRS to GAAP, Currency Adjustments, and Reclassifications” because the intercompany loans were settled prior to the effectiveness of the Sherritt acquisition.

The Company will include the following disclosure in an amended Current Report on Form 8-K once the Staff has approved this response:

“The intercompany debt of $732 million was settled through a series of transactions and equity transfers within Sherritt prior to Westmoreland Coal Company’s acquisition of the Sherritt coal operations. As a result, Westmoreland Coal Company did not have any cash flows related to the settlement of the intercompany debt.”

7. We note you present a pro forma adjustment to reverse the “impairment of goodwill and other intangibles and real assets totaling approximately $480.5 million recorded in the Sherritt Financials in the fourth quarter.” Please tell us why you believe the elimination of the impairment charge is directly attributable to the acquisition and would not have been recognized based on the estimated fair values used for purchase accounting. In this regard, please also describe how the events that gave rise to the historical impairment charges are directly related to the transaction. Refer to Rule 11-02(b)(6) of Regulation S-X.

Company Response:

In accordance with Rule 11-02(b)(6) of Regulation S-X, the Company assumed that the transaction took place as of January 1, 2013 and therefore, as part of the purchase price allocation, adjusted the carrying value of the acquired assets to estimated fair market value at that date. This fair value approximated the value that Sherritt had impaired its assets to when it recorded the impairment charge in the fourth quarter of 2013. As this was the value assumed to be carried throughout the year ended December 31, 2013 on a pro forma basis, no further impairment is necessary, so the Company reversed the impairment charge.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Russell H. Werner, the Company’s Corporate Controller and Principal Accounting Officer at (720) 354-4492, Jennifer S. Grafton, General Counsel and Secretary at (720) 354-4476 or me at (720) 354-4466 should you require any further information, or clarification, or have any questions.

Sincerely,

/s/ Keith E. Alessi

Keith E. Alessi
Chief Executive Officer

cc:	Myra Moosariparambil, Securities and Exchange Commission

Craig Arakawa, Securities and Exchange Commission

Kevin A. Paprzycki, Chief Financial Officer and Treasurer, Westmoreland Coal Company

Russell H. Werner, Corporate Controller and Principal Accounting Officer, Westmoreland Coal Company

Jennifer S. Grafton, General Counsel and Secretary, Westmoreland Coal Company

Ernst & Young, LLP

Holland & Hart LLP

Appendix A

Pro forma Balance Sheet Adjustments

As of December 31, 2013

(In thousands)

	IFRS to US GAAP									Currency	Reclassifications
	Pushdown	Inventory	ARO	Pension	Highvale Pension	Equity Method	Lease Receivable	Deferred Taxes	IFRS to US GAAP						Reclassi- fications
	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	Subtotal	(9)	(10)	(11)	(12)	(13)	Subtotal	Total
Assets
Current assets:
Cash and cash equivalents	$—	$—	$—	$—	$—	$(1,749)	$—	$—	$(1,749)	$(6,686)	$—	$—	$—	$—	$—	$(8,435)
Current - Trade Receivables	—	—	—	—	—	(1,475)	—	—	(1,475)	(3,760)	—	—	—	—	—	(5,235)
Inventories	—	(10,238)	(594)	—	—	(1,792)	—	—	(12,624)	(8,199)	—	—	—	—	—	(20,823)
Lease receivables	—	—	—	—	—	—	(6,833)	—	(6,833)	(733)	—	—	—	—	—	(7,566)
Deferred tax assets	—	—	—	—	—	—	—	15,006	15,006	(897)	—	—	—	—	—	14,109
Other current assets	—	—	—	—	—	(34)	—	—	(34)	(8,665)	—	—	—	(1,610)	(1,610)	(10,309)

Total current assets	—	(10,238)	(594)	—	—	(5,050)	(6,833)	15,006	(7,709)	(28,940)	—	—	—	(1,610)	(1,610)	(38,259)

Property, plant and equipment:
Plant and equipment	—	—	11,034	—	—	(38,024)	157,119	—	130,129	(96,286)	—	—	100,547	—	100,547	134,390
Less accumulated depreciation, depletion and amortization	—	—	10,440	—	—	(5,278)	72,150	—	77,312	(66,508)	—	—		—	—	10,804

Net property, plant and equipment	—	—	594	—	—	(32,746)	84,969	—	52,817	(29,777)	—	—	100,547	—	100,547	123,587

Lease receivables	—	—	—	—	—	—	(78,811)	—	(78,811)	(5,711)	—	—	42,444	—	42,444	(42,078)
Other assets	—	—	—	—	—	—	—	—	—	(802)	—	—	—	1,610	1,610	808

Total Assets	$—	$(10,238)	$—	$—	$—	$(37,796)	$(675)	$15,006	$(33,703)	$(65,230)	$—	$—	$142,991	$—	$142,991	$44,058

Liabilities and Shareholders’ Deficit
Current liabilities:
Current installments of long-term debt	$—	$—	$—	$—	$—	$—	$—	$—	$—	$(17,919)	$—	$—	$—	$38,811	38,811	$20,892
Trade payables	—	—	—	—	—	(796)	—	—	(796)	(4,931)	—	—	—	—	—	(5,727)
Asset retirement obligation	—	—	—	—	—	—	—	—	—	(1,183)	(15,240)	—	—	—	(15,240)	(16,423)
Other current liabilities	—	—	—	—	—	—	—	—	—	(3,581)	15,240	—	—	(38,811)	(23,571)	(27,151)

Total current liabilities	—	—	—	—	—	(796)	—	—	(796)	(27,613)	—	—	—	—	—	(28,409)

Long-term debt, less current installments	—	—	—	—	—	—	—	—	—	—	—	—	—	98,847	98,847	98,847
Asset retirement obligation, less current portion	—	—	9,598	—	—	(650)	—	—	8,948	(9,264)	—	—	—	—	—	(316)
Deferred tax liabilities	—	(2,645)	(1,170)	—	—	—	(1,362)	15,006	9,830	(1,410)	—	—	—	—	—	8,419
Other liabilities	—	—	—	(4)	—	—	—	—	(4)	(6,556)	—	—	—	(98,847)	(98,847)	(105,407)
Preferred shares note	—	—	—	—	—	—	—	—	—	(43,777)	—	(688,317)	—	—	(688,317)	(732,094)

Total Liabilities	—	(2,645)	8,428	(4)	—	(1,446)	(1,362)	15,006	17,978	(88,620)	—	(688,317)	—	—	(688,317)	(758,960)

Shareholders’ deficit:
Common Stock	—	—	—	—	—	—	—	—	—	(2,823)	—	—	—	—	—	(2,823)
Other Paid in Capital	—	—	—	—	—	—	—	—	—	(8)	—	—	—	—	—	(8)
Accumulated other comprehensive loss	—	—	—	(10,908)	—	—	—	—	(10,908)	23,332	—	—	—	—	—	12,424
Accumulated earnings (deficit)	—	(7,593)	(8,428)	10,912	—	(36,350)	687	—	(40,773)	2,890	—	688,317	142,991	—	831,308	793,425

Total shareholders’ deficit	—	(7,593)	(8,428)	4	—	(36,350)	687	—	(51,681)	23,390	—	688,317	142,991	—	831,308	803,018
Total equity (deficit)	—	(7,593)	(8,428)	4	—	(36,350)	687	—	(51,681)	23,390	—	688,317	142,991	—	831,308	803,018

Total Liabilities and Shareholders’ Deficit	$—	$(10,238)	$0	$—	$—	$(37,796)	$(675)	$15,006	$(33,703)	$(65,230)	$—	$(0)	$142,991	$—	$142,991	$44,058

Appendix A (concluded)

Pro forma Statement of Operations Adjustments

For the year ended December 31, 2013

(In thousands)

	IFRS to US GAAP									Currency	Reclassifications
	Pushdown	Inventory	ARO	Pension	Highvale Pension	Equity Method	Lease Receivable	Deferred Taxes	IFRS to US GAAP						Reclassifications
	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	Subtotal	(9)	(10)	(11)	(12)	(13)	Subtotal	Total
Revenues	$—	$—	$—	$—	$—	$(12,369)	$12,439	$—	$70	$(19,432)	$—	$—	$—	$—	$—	$(19,362)

Costs and expenses:
Cost of sales	—	3,006	10,133	—	—	(7,650)	—	—	5,489	(16,168)	(36,700)	—	—	9,450	(27,250)	(37,929)
Depreciation, depletion, and amortization	4,242	—	2,985	—	—	(1,502)	8,350	—	14,075	(3,319)	—	—	—	660	660	11,416
Income from equity affiliates	—	—	—	—	—	(3,306)	—	—	(3,306)	96	—	—	—	—	—	(3,210)
Selling and administrative	—	—	—	1,211	2,548	—	—	—	3,759	(670)	—	—	—	(660)	(660)	2,429
Loss (gain) on sales of assets	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,332)	(2,332)	(2,332)
Obed incident response costs	—	—	—	—	—	—	—	—	—	(752)	26,000	—	—	—	26,000	25,248
Restructuring charges	—	—	—	—	—	—	—	—	—	(310)	10,700	—	—	—	10,700	10,390
Impairment loss	307,991	—	—	—	—	—	—	—	307,991	(14,319)	—	—	—	—	—	293,672
Other operating income	—	—	—	—	39,326	—	—	—	39,326	—	—	—	—	—	—	39,326

	312,233	3,006	13,118	1,211	41,874	(12,458)	8,350	—	367,334	(35,444)	—	—	—	7,118	7,118	339,008

Operating income (loss)	(312,233)	(3,006)	(13,118)	(1,211)	(41,874)	89	4,089	—	(367,264)	16,011	—	—	—	(7,118)	(7,118)	(358,371)

Other income (expense):
Interest expense	—	—	(4,742)	—	—	(89)	—	—	(4,831)	674	—	—	—	7,118	7,118	2,961
Interest income	—	—	—	—	—	—	(5,366)	—	(5,366)	(243)	—	—	—	—	—	(5,609)
Other income	61,787	—	—	—	—	—	—	—	61,787	—	—	—	—	—	—	61,787

	61,787	—	(4,742)	—	—	(89)	(5,366)	—	51,590	431	—	—	—	7,118	7,118	59,139

Income (loss) before income taxes	(250,446)	(3,006)	(17,860)	(1,211)	(41,874)	—	(1,277)	—	(315,674)	16,442	—	—	—	—	—	(299,232)
Income tax expense (benefit)	693	(783)	(3,238)	(309)	(10,908)	—	(333)	—	(14,878)	1,389	—	—	—	—	—	(13,488)

Net income (loss)	$(251,139)	$(2,223)	$(14,622)	$(902)	$(30,966)	$—	$(944)	$—	$(300,796)	$15,053	$—	$—	$—	$—	$—	$(285,744)

(1)	Under IFRS pushdown accounting was not permitted for standalone financial statements while under US GAAP pushdown accounting is required when the subsidiary is 100% owned by the parent.
(2)	Adjustments to inventories and cost of sales for pit inventories related to the inclusion of stripping costs into inventories under IFRS and exclusion of stripping costs under US GAAP.
(3)	Under IFRS, the determination of the present value of the asset retirement obligation (ARO) is adjusted each reporting period to current discount rates, while under US GAAP, changes in discount rates are only applied to changes in estimates.
(4)	Under US GAAP, pension benefits expense includes the amortization of actuarial losses and transition obligations resulting in a $1.2 million increase in selling and administrative expense.
(5)	Pension costs related to the Highvale entity that were presented under the caption “IFRS to GAAP, Currency Adjustments, and Reclassifications” would have been more properly presented in the column “Removal of Royalty and Highvale”. The total column of “PMRL and CVRI Adjusted” would be the same under both presentations.
(6)	Under IFRS, the operations of the Bienfait joint venture are accounted for using proportional consolidation while under US GAAP it is accounted for using equity method accounting.
(7)	Under IFRS, certain arrangements with customers treat activities as leasing activities while under US GAAP these activities are treated as normal operating activities and the related assets are treated as property of the Company.
(8)	Under IFRS deferred tax assets and liabilities are recorded as long term while under US GAAP they are recorded as current or long term, as appropriate.
(9)	Currency adjustments: Balance sheet currency translations were calculated at the December 31, 2013 historical spot rate of 1.0636 for CAD/USD. The income statement was translated at the historical average rate of 1.0298 of CAD/USD.
(10)	Costs of $26.0 million related to the incident at the Obed Mine and $10.7 million for restructuring charges were reclassified out of cost of sales for presentation purposes. Obed incident reclamation liabilities $15.2 million were recorded under current ARO and reclassed to Other current liabilities.
(11)	Elimination from Intercompany debt of approximately $688.3 million (CAD732.1 million) since the debt was resolved prior to the closing of the acquisition.
(12)	$100.5 million of PPE and $42.4 million of Lease receivables were reclassed to intangibles under the column “Removal of Royalty and Highvale” related to the impairment recorded by Sherritt as December 31, 2013.
(13)	This column includes reclasses to conform to the Company’s presentation as follows: (1) $1.6 million of deferred financing costs was reclassified from current to noncurrent (2) $38.8 million and $98.8 million of current and long-term capital lease obligations, respectively, were reclassed to debt obligations (3) accretion expense of $9.5 million included in interest expense was reclassed to cost of sales, (4) gain on sale of assets of $2.3 million included in interest expense was reclassed to gain on sale of assets and (5) $0.7 million of depreciation expense recorded in selling and administrative were reclassed to depreciation, depletion and amortization.